KSIX MEDIA HOLDINGS, INC.

10624 S. Eastern Ave. Suite A-910

Henderson, NV 89052

www.ksix.com

September 22, 2015

Larry Spirgel – Assistant Director

Securities and Exchange Commission

100 F Street NE

Washington, D.C., 20549

Re:	KSIX MEDIA HOLDINGS, INC.
Form 8-K
Filed August 10, 2015
File No. 000-52522

Mr. Larry Spirgel:

We have received your letter dated September 4, 2015 regarding the above identified Form 8K and eighteen (18) separate comments, each of which are identified below. Below each comment is the Response, which KSix Media Holdings, Inc. (the “Issuer”) proposes to include in an amended Form 8-K to be filed upon the Commission’s approval of the proposed changes as further set forth herein.

Should the Securities and Exchange Commission (the “Commission”) have any further comments to the proposed responses provided by the Issuer, they will be addressed in subsequent amendments to the Form 8K and/or supplemental correspondence in the same Comment/Response format or in any other format requested by the Commission.

General

1.	Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the registrant and its affiliates, on one hand, and KSIX Media, Inc. and its affiliates, on the other, prior to the execution of the share exchange agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

Response: Noted and updated as follows:

Mr. Matzinger, the Chief Executive Officer of KSIX Media, Inc., is interested in creating an advertising conglomerate through a roll-up model of strategic acquisition. Mr. Matzinger felt utilizing a public entity would be the best vehicle to accomplish these goals and knew of Street Capital in Atlanta, Georgia though whom he was introduced to Clint Coldren and North American Energy Resources, Inc. After Mr. Matzinger and Mr. Coldren were introduced by Street Capital, they discussed the goals of Matzinger and KSIX Media, Inc. Mr. Caldron felt a merger with KSIX Media, Inc. would be the best use of NAEY and provide the most value to its shareholders. The reverse merger was on terms favorable to the Issuer, allowing it to acquire control of North American Energy Resources, Inc. for less money and in less time than through a separately filed registration and listing of its own securities.

KSIX Media Holdings, Inc.	Page 1 of 12

Part 1 – Description of Business

Overview

2.	Please revise your disclosure to discuss the acquisition and company’s change in business from the perspective of the registrant. For example, you state on page 2 that “North American Exploration was acquired by Ksix Holdings on April 27th” and “NAEY [North American Energy Resources, Inc.] was acquired as part of Ksix Holdings’ accretive strategy.” However, it was the registrant, North American Energy Resources, Inc., that acquired Ksix Media, Inc. You may refer to the acquisition as a reverse acquisition for clarification.

Response: Noted and updated as follows:

Prior to April 27, 2015, the Company operated solely as an independent oil and natural gas company engaged in the acquisition, exploration and development of oil and natural gas properties and the production of oil and natural gas through its wholly owned subsidiary, North American Exploration, Inc. The Company operates in the upstream segment of the oil and gas industry which includes the drilling, completion and operation of oil and gas wells. The Company’s focus is on acquiring producing oil and gas properties or companies with development potential. On April 27, 2015, the Company acquired Ksix Media, Inc. pursuant to a Share Exchange Agreement, which resulted in the shareholders of Ksix Media, Inc. owning approximately 90% of the voting stock of North American Energy Resources, Inc., the Registrant, a Nevada corporation, listed under the symbol “NAEY” on the OTC Pink current information tier of the OTC Markets, Inc. The transaction is being accounted for as a reverse acquisition.

3.	Please disclose what your plans are for North American Exploration, Inc.

Response: Noted and updated as follows:

We plan on keeping North American Exploration in existence until it no longer is beneficial or profitable for Ksix Media Holdings Inc.

4.	Please disclose that Ksix Media, Inc. acquired Blvd Media Group, LLC and Ksix, LLC in December 2014.

Response: Noted and updated as follows:

Current advertising subsidiary operations include: Ksix Media, Inc. which acquired Blvd Media Group, LLC and Ksix, LLC in December 2014.

KSIX Media Holdings, Inc.	Page 2 of 12

5.	We note your use of industry terms and processes not likely to be readily understood by persons not familiar with your industry. For example, please explain the nature and scope of “incentive based advertisements” and the mechanics of your cost-per action model. Explain how your products and services generate revenues for the registrant. Please also consider Item 101(h)(4) of Regulation S-K in expanding your discussion of your principal products or services and their markets. For example, we note your disclosure in a risk factor on page 4 that you currently operate in various jurisdictions abroad and your disclosure in a risk factor on page 7 that a few third party agreements collectively represent a significant percentage of the revenue generated by your B2B operations.

Response: Noted and updated as follows:

Both Blvd Media Group, LLC and Ksix, LLC deal with incentive based advertising. Incentive based advertising is where a user viewing the advertisement gets some sort of reward for participating in the advertisers offer. These types of transactions are demonstrated frequently in online/mobile video games where users need in game currency to purchase an in game item. Online and mobile games will pay the users a certain amount of their game currency to participate with the advertisers offer to keep the user engaged in the game for free. Once the user completes the needed task with the advertisers offer, the advertiser pays us a commission for the action or lead generation and with split that commission with the game owner.

Blvd Media Group has their own software called and “offer wall” that games can implement into their environment where users can engage with multiple advertisers offers and get compensated for completing the desired task that the advertiser is requesting. Some of the tasks could be an email submit, a app download, and registration for a product or service. Once the user completes the task the Blvd Media notifies the game owner and rewards the user a preselected amount of in game currency.

6.	It appears from your revenue recognition policy that you recognize revenue from methods beyond cost-per-action, which include cost-per-thousand, cost-per-click and cost-per-lead. Please expand your Business and Management’s Discussion and Analysis disclosure to discuss these other revenue methods and your business operations relating to each. Please include a balance of qualitative and quantified disclosure.

Response: Noted and updated as follows:

Currently all revenues are generated through a CPA model but we have worked in and will be working in the cost-per-thousand and cost-per-click method. Cost-per-lead and cost-per-action are the same thing.

KSIX Media Holdings, Inc.	Page 3 of 12

Part 1A – Risk Factors, page 3

7.	Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because you are an issuer of penny stock. Refer to Section 21E(b)(1)(c) of the Securities Exchange Act.

Response: Noted and updated as follows:

This Super 8-K contains “forward-looking statements” as defined by Section 21E(b)(1)(c) of the Securities Exchange Act.

Part 2 – Financial Information

Management’s Discussion and Analysis of Plans of Operations, page 10 8.

8.	Please provide the discussion required by the Instructions to paragraph 303(a) and (b) of Item 303 of Regulation S-K.

Response: Noted and updated as follows:

Liquidity – The Issuer is not currently aware of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

Capital Resources – There are no commitments for capital expenditures as of the end of the latest fiscal period.

Results of Operations – There are no unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations. To the extent any such circumstances occur in the future, they will be discussed as per Item 303(a)(iii).

Off-Balance Sheet Arrangements – The Paywall Note with KSIX Media, Inc. will be described as per the same description in the most recent Form 10-Q filed on September 4, 2015.

Interim Period – Reference to the disclosure in the May 4, 2015 Form 8-K will be included regarding the interim financial period.

KSIX Media Holdings, Inc.	Page 4 of 12

9.	Please disclose the material terms of your debt and apparent reliance on related party loans.

Response: Noted and updated as follows:

Ksix, LLC and Blvd Media Group, LLC have the following major commitments:

In 2011, Blvd Media Group, LLC entered into a note payable in the amount of $362,257, relating to a Unit redemption agreement. The note bears interest at 6% per annum and is payable in equal monthly installments of $7,003, inclusive of interest. The balance at December 31, 2014 was $161,586.

Ksix, LLC entered into a bridge note payable which bears interest at 9% per annum and matures on October 15, 2015. This note was converted into 1,000,000 common shares of Ksix Media, Inc. in April 2015 and was subsequently converted into 1,238,938 common shares of Ksix Media Holdings, Inc. on April 26, 2015.

At certain times the companies may need additional working capital to meet short-term requirements. The Company’s Chief Executive Officer has made arrangements to meet these requirements.

Part 5 – Directors, Executive Officers, Promoters, and Control Persons, page 13 10.

10.	Please revise your biographical disclosure to clearly indicate the dates and principal business where each person was employed for the past five years pursuant to Item 401(e) of Regulation S-K.

Response: Noted and updated as follows:

Mr. Matzinger is 40 years old and has over 17 years of diverse experience including working with many Fortune 500 companies including: The Limited, CompuServe, Goodyear Tire, and moco. For the past eight years, Mr. Matzinger has worked in the field of online marketing and has specialized in building large affiliate networks. He works closely with online advertisers and advertising networks to expand the reach of profitability of the Company. His experience in search engine optimization, list management, and pay-per-click advertising provides a vast network of relationships and industry expertise. Mr. Matzinger is the co-founder and President of Blvd Media Group, LLC, and KSIX LLC. Mr.Matzinger is a graduate of the University of Utah in 1997 B.A. in Business Administration. Mr. Matzinger for that last five years has been the President of Ksix, LLC, Blvd Media Group, LLC and Paywall Inc.

KSIX Media Holdings, Inc.	Page 5 of 12

Clinton W. Coldren – Chairman and Chief Executive Officer – Mr. Coldren, brings 35+ years of oil and gas management, financial and operational experience to the Company. For most of these years he focused on domestic operating basins, specifically the Louisiana and Texas Gulf coast. Mr. Coldren was President and CEO of North American Energy Resources, Inc. from December 2010 until April 2015. He has held management positions with Gulf Oil/Chevron and CNG Producing. Mr. Coldren has had great success as a company builder - he founded Cenergy Corporation, an oil and gas consulting company, and was a founding member of Energy Partners, Ltd., which became a publicly traded company focused on the shallow-water region of the Gulf of Mexico. At Energy Partners, he held several senior positions, including Executive Vice President and Chief Operating Officer. Mr. Coldren then founded Coldren Oil & Gas Company LP, where he was Director, President and CEO for this Gulf of Mexico oil and gas company. Most recently he did a start-up, Bayou Bend Petroleum, a publicly traded exploration company where he was Director, President and CEO. These were all successful companies completing major acquisitions and transactions up to $500 Million in the Gulf region. In 1977 Mr. Coldren graduated from Lehigh University with a degree in Mechanical Engineering. He later received his MBA from the University of Pittsburgh in 1992.

Ted D. Campbell II – Director – Mr. Campbell is currently President of Corporate Regulatory Compliance, Inc., a Texas based corporate consulting firm which specializes in assisting private companies in becoming publicly traded through self-directed filings and pubic listed companies with continuing compliance requirements with the FINRA and the Securities and Exchange Commission. Mr. Campbell works exclusively in the areas of federal and state registered/exempt corporate securities offerings, application of the federal securities rules and regulations to such offerings, and corporate listing on the over the counter markets. Mr. Campbell is currently a director of NanoTech Entertainment, Inc., a publicly traded company on the Pink Sheets. Mr. Campbell is a former founder and principal of NevWest Securities Corporation, which was a NASD licensed, Level Three Introducing Broker Dealer and Market Maker. He was also President and CEO of Campbell Mello Associates, Inc. from 1996-1999 which was one of the first consultants on the Internet offering “Direct Public Offerings”, Hedge Fund development, Form 211 filings, and other corporate consulting services. Mr. Campbell also worked as a securities legal intern at the Oklahoma Department of Securities from 1989-1994 and as a State Securities Examiner for the Nevada Secretary of State, Securities Division from 1995 to 1996. Mr. Campbell is a graduate of the University of Oklahoma in 1993 with a Juris Doctorate and a Masters of Business Administration, and a graduate of Texas A&M University in 1989 with a B.B.A. in Corporate Finance (Graduated with Distinguished Student Status). He was a member of Phi Alpha Delta legal fraternity and was a staff member of the American Indian Law Review at the University of Oklahoma, School of Law.

KSIX Media Holdings, Inc.	Page 6 of 12

Part 6 – Executive Compensation

Summary Compensation Table, page 14 11.

11.	Please revise your salary column to disclose your most recently completed fiscal year and not your current fiscal year 2015. Refer to Item 402(n)(2)(ii).

Response: Noted and updated as follows:

The compensation table will be revised to show $180,000 in salary for the current chief executive officer, Carter Matzinger for 2014 instead of 2015. The amount was placed on the wrong line.

12.	Please revise to remove your two directors from the Item 402 summary compensation table covering named executive officers pursuant to Item 402(n) of Regulation S-K. Compare Item 402(n) and Item 402(r). We note your narrative disclosure on page 15.

Mr. Campbell will be removed from the summary compensation table, as he is not an officer. Mr. Coldron was Chief Executive Officer of North American Energy Resources, Inc. from December 2010 until April 2015 when he resigned. He received no compensation during the period January 2013 through April 2015.

13.	Please provide your analysis under Item 402(m)(2)(ii) and (iii) of Regulation S-K. In addition please refer to Instruction 1 to Item 402(m)(2). Accordingly, if necessary, please revise to include your two most highly compensated executive officers other than Mr. Matzinger or two other individuals for whom disclosure would have been provided but for the fact that the individual(s) did not serve as an executive officer at the end of the last completed fiscal year.

Response: Noted and updated as follows:

The compensation table will be revised as stated above. No other such officers which qualify under Item 402(m)(2)(ii) or (iii) of Regulation S-K beyond Mr. Matzinger.

Part 7 - Certain Relationships and Related Transactions

14.	Please provide the disclosure required by Item 403(d) of Regulation S-K. In this regard, we note from your financial statements that you have engaged in transactions with related parties.

Response: Noted and updated as follows:

Information from Clinton Coldren, Ted Campbell and Carter Matziner Schedule 13-Ds to be included here. No other related party relationships exist at this time.

KSIX Media Holdings, Inc.	Page 7 of 12

Part 10 – Recent Sales of Unregistered Securities, page 17

15.	We note your disclosure that Mr. Sidney J. Lorio Jr. has not paid for 1,053,100 and 1,734,520 shares of common stock pursuant to subscription agreements dated June 4, 2015 and June 16, 2015. Please disclose whether you issued the shares prior to payment. If so, disclose why you did so in contravention of the subscription agreements. If known, disclose why Mr. Lorio Jr. has not paid the agreed upon purchase price for the shares. Revise your disclosure regarding Mr. Lorio Jr.’s beneficial ownership to disclose that he has not paid for 2,787,620 shares and confirm that he has sole voting and investment control over these shares.

Response: Noted and updated as follows:

Mr. Sidney J. Lorio did pay for the Common shares Dated June 4th 2015 and the second subscription agreement was dated for July 16th. The reason it was stated he had not paid for them yet was because it was after the filing deadline for the 8-K. Sidney Lorio does not have sole voting as his wife Gloria Lorio has rights to them as well its filed under Sidney J. Lorio, Jr./Gloria D. Lorio

Combined Financial Statements

16.	Please include the audited financial statements of KSIX Media, Inc. for the years ended December 31, 2013 and 2014. Alternatively, please disclose the reasons for including combined financial statements of KSIX LLC and Affiliate, since you disclose in the description of the business that these are wholly owned subsidiaries of KSIX Media Inc. Also update the financial statements to include the interim period ended March 31, 2015, the period immediately preceding the acquisition date.

Response: Noted and updated as follows.

Ksix Media, Inc. was formed on November 5, 2014 and had no business activity other than the issuance of certain shares of its common stock. The target of the acquisition were the operating entities, Ksix, LLC and Blvd Media Group, LLC and we believe that it is most informative for the Staff as well as the reader of the filing to be provided with the actual operating results and financial position of the operating entities and not the holding company that acquired them just prior to the year ended December 31, 2014. The information for the period ended March 31, 2015 has been included in a separate Form 8-K filed on August 27, 2015.

KSIX Media Holdings, Inc.	Page 8 of 12

Pro forma Financial Information, page 32

17.	Please revise the pro forma financial information to present the acquisition of KSIX Media Inc. in the exchange transaction with KSIX Media Holdings Inc. Include an introductory paragraph which describes the entities involved, the periods presented and explanation of what the pro forma information shows. The information should be presented in columnar form with separate columns presenting the historical results of the registrant and KSIX Media Inc., pro forma adjustments and pro forma results. The method of accounting for the transaction and the pro forma adjustments and assumptions involved should be explained in notes to the pro form information. Please refer to Rule 8- 05 of Regulation S-X.

Response: Noted and updated as follows:

The following pro forma disclosure will be added to the amended Form 8-K:

KSIX MEDIA HOLDINGS, INC.

PRO FORMA STATEMENTS

The pro forma financial statements include the consolidated financial statements of KSIX Media Holdings, Inc. (formerly North American Energy Resources, Inc.) (“Holdings”) and the consolidated financial statements of KSIX Media, Inc. (“Media”). Previously, Holdings had a fiscal year end of April 30 and Media had a fiscal year end of December 31. The board of directors elected to change the combined companies’ year end to December 31.

On March 12, 2015, $698,302 in convertible debt and related accrued interest was converted into 46,673,276 pre-split common shares of Holdings. On March 30, 2015, pursuant to stockholder approval, the Company completed a 1 for 23 reverse stock split. These two transactions are reflected in the balance sheet adjustment column in entries a and b.

The pro forma consolidated balance sheet includes Holdings at January 31, 2015 and Media at March 31, 2015. The pro forma consolidated statement of operations for the year ended December 31, 2014 includes Holdings for the year ended April 30, 2015, KSIX, LLC and Blvd Media Group, LLC, which were acquired by Media on December 26, 2014, combined for the year ended December 31, 2014 and Media separately for the year ended December 31, 2014. The pro forma consolidated statement of operations for the three months ended March 31, 2015 include the operations of Holdings for the three months ended January 31, 2015 and Media for the three months ended March 31, 2015.

As described previously, pursuant to a Stock Exchange Agreement, Holdings issued 28,000,000 shares of its common stock to the shareholders of Media, and acquired 100% of Media on April 27, 2015.

KSIX Media Holdings, Inc.	Page 9 of 12

KISX MEDIA HOLDINGS, INC.

PRO FORMA BALANCE SHEET

MARCH 31, 2015

	North American Energy Resources, Inc.	KSIX Media, Inc.		Pro Forma Adjustments	Proforma
ASSETS:
Cash and cash equivalents	17	27,833			27,850
Accounts receivable	64	725,816			725,880
Other current assets	-	4,462			4,462
Total current assets	81	758,111		-	758,192
Property and equipment, net of accumulated depreciation	1,820	4,226			6,046
Intangible assets	-	1,047,899			1,047,899
Total assets	1,901	1,810,236		-	1,812,137
LIABILITIES AND STOCKHOLDER’S EQUITY:
Current liabilities:
Accounts payable and accrued expenses	14,541	393,629			408,170
Advance from related party	12,158	246,100			258,258
Accrued interest	112,481	-	a	(112,481)	-
Convertible notes payable	585,821	-	a	(585,821)	-
Notes payable and current portion of long-term debt	52,188	482,906	b	(100,000)	435,094
Total current liabilities	777,189	1,122,635		(798,302)	1,101,522
Long-term debt, less current installments	156,562	660,000			816,562
Total liabilities	933,751	1,782,635		(798,302)	1,918,084
Stockholders’ equity (deficit):
Preferred stock	-	-			-
Common stock	21,555	22,600	a	46,673	30,966
			b	(65,262)
			d	5,400
Additional paid in capital	2,876,472	-	a	651,629	-
			b	65,262
			c	100,000
			d	(5,400)
			e	(3,687,963)
Retained earnings (deficit)	(3,829,877)	5,001	e	3,687,963	(136,913)

Total stockholders’ equity (deficit)	(931,850)	27,601		798,302	(105,947)
Total liabilities and stockholders’ equity (derficit)	1,901	1,810,236		-	1,812,137

(a)	Common stock issued for convertible notes payable on March 12, 2015 of KSIX Media Holdings, Inc. (formerly North American Energy Resources, Inc.)

(b)	1 for 23 reverse stock split on March 30, 2015

(c)	Common stock issued for convertible note payable of KSIX Media, Inc.

(d)	Issue of 28,000,000 shares of KSIX Media Holdings, Inc. (formerly North American Energy Resources, Inc.) common stock in exchange for 22,600,000 shares of KSIX Media, Inc.

(e)	Adjust equity accounts pursuant to Stock Purchase Agreement between KSIX Media Holdings, Inc. and KSIX Media, Inc.

KSIX Media Holdings, Inc.	Page 10 of 12

KSIX MEDIA HOLDINGS, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014 AND THREE MONTHS ENDED MARCH 31, 2015

North American Energy Resources, Inc.	KSIX Media, Inc. (Separate)	KSIX, LLC and BMG, LLC	Pro Forma Adjustments	Proforma
Year ended December 31, 2014
Revenues	$1,716	$-	$2,674,478	$2,676,194
Cost of revenue	1,301	-	1,677,913	1,679,214
Gross profit	415	-	996,565	-	996,980
Costs and expenses:
Depreciation and amortization	119	-	1,361	a	381,052	382,532
Selling, general and administrative expense	60,182	46,093	963,987	1,070,262
Total costs and expenses	60,301	46,093	965,348	381,052	1,452,794
Operating income (loss)	(59,886)	(46,093)	31,217	(381,052)	(455,814)
Other income (expense):
Interest expense	(6,950)	(12,056)	(19,006)
Interest expense - related party	(70,270)	(70,270)
Gain on bargain purchase	63,248	63,248
Interest expense forgiven	14,138	14,138
Total income (expense)	(77,220)	63,248	2,082	-	(11,890)
Net income (loss)	$(137,106)	$17,155	$33,299	$(381,052)	$(467,704)

Net earnings (loss) per common share, basic and diluted	$(0.11)	$0.00	$0.00	$(0.01)	$(0.02)

Weighted average common shares outstanding	1,212,079	28,000,000	28,000,000	28,000,000	29,212,079

Three months ended March 31, 2015
Revenues	$413	$917,989	$918,402
Cost of revenue	317	609,350	609,667
Gross profit	96	308,639	-	308,735
Costs and expenses:
Depreciation and amortization	29	95,603	95,632
Selling, general and administrative expense	4,191	246,352	250,543
Total costs and expenses	4,220	341,955	-	346,175
Operating income (loss)	(4,124)	(33,316)	-	(37,440)
Other income (expense):
Interest expense	(2,124)	(2,331)	(4,455)
Interest expense - related party	(20,185)	(20,185)
Total income (expense)	(22,309)	(2,331)	-	(24,640)
Net income (loss)	$(26,433)	$(35,647)	$-	$(62,080)

Net earnings (loss) per common share, basic and diluted	$(0.01)	$-	$(0.00)	$-	$(0.00)

Weighted average common shares outstanding	2,064,458	28,000,000	28,000,000	28,000,000	30,064,458

(a)	Amortization of intangible assets for 2014

KSIX Media Holdings, Inc.	Page 11 of 12

Exhibits, page 34

18.	Please file the governance agreement between Ksix Holdings, Inc. and Mr. Matzinger. Refer to Item 601(b)(10)(iii).

Response: Noted and updated as follows:

Mr. Matzinger’s employment agreement with be included as an Exhibit to the Amended Form 8-K as requested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing. The Issuer understands that staff comments by the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Issuer also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any additional comments, inquiries or requests for supplement information, please contact the undersigned. Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ Carter M. Matzinger
KSIX MEDIA HOLDINGS, INC.

KSIX Media Holdings, Inc.	Page 12 of 12